Exhibit 20
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                                  COMBANC, INC.
                             230 East Second Street
                               Delphos, Ohio 45833
                                 (419) 692-8408
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                    Notice of Special Meeting of Shareholders
                         To Be Held on December 21, 2004

     A special meeting of shareholders of ComBanc, Inc. will be held on December 21, 2004 at 1:00 p.m., Eastern Time, at the Fraternal Order of Eagles, 1600 E. 5th Street, Delphos, Ohio. The special meeting will be held for the purpose of considering and voting upon the following matters:

     1. To approve and adopt the Agreement and Plan of Merger, dated as of August 4, 2004, by and among First Defiance Financial Corp., First Federal Bank of the Midwest, ComBanc, Inc. and The Commercial Bank, which provides for the merger of ComBanc into First Defiance, the merger of Commercial Bank into First Federal, and the exchange of each outstanding share of ComBanc, no par value per share, into the right to receive either: (1) $17.20 in cash, (2) a number of shares of First Defiance common stock equal to $17.20 divided by the average of the closing price of a First Defiance share during the five trading days ending one trading day before the merger, or (3) $8.60 in cash and the number of shares of First Defiance stock equal to $8.60 divided by the average closing price of a First Defiance share for the five consecutive trading days ending one trading day prior to the effective time of the merger. Elections will be limited by the requirement that one-half of all of the outstanding ComBanc shares be exchanged for cash, therefore, you may not receive the form of payment that you request; and

     2. To transact such other business that may properly come before the special meeting, including, if necessary, the adjournment of the special meeting to allow for additional solicitation of shareholder votes to obtain the required vote to approve and adopt the merger agreement.

     The board of directors of ComBanc has established November 1, 2004, as the record date. Only record holders of ComBanc common shares as of the close of business on that date will be entitled to receive notice of and vote at the special meeting.

     A joint prospectus/proxy statement and proxy card for the special meeting are enclosed.

     You vote is important. Even if you plan to attend the special meeting, please complete, sign and return the proxy card in the enclosed postage-paid envelope as soon as possible.

     The ComBanc board of directors recommends that you vote FOR the approval and adoption of the Agreement and Plan of Merger.

                                             By Order of the Board of Directors,

                                             /s/ Paul G. Wreede

                                             Paul G. Wreede, President and CEO
November 10, 2004